

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 13, 2007

By U.S. Mail

Mr. David Putnam
Chief Executive Officer
Nova Natural Resources Corporation
2951 Simms Street
Hollywood, Florida 33020

>   **Re:**   **Nova Natural Resources Corporation**
>   **Form 10-KSB for the Fiscal Year December 31, 2006**
>   **Filed July 10, 2007**
>   **File No. 000-15078**

Dear Mr. Putnam:

    This is to advise you that a preliminary review of the above filing indicates that it does not comply in certain material respects with the requirements of the above form. Without limitation, we specifically note the following deficiencies in your Form 10-KSB:

General

1.   The sequence and contents of Parts I through III and the corresponding Items required by the Form 10-KSB have not been set forth as contemplated by the form.

Part II of Form 10-KSB

2.   The Auditor's Report does not include the technical requirements of Rule 2-02(a)(1), (2) or (4) of Regulation S-X. With regard to technical requirement 2-02(a)(4) of Regulation S-X, the report does not identify each of the financial statements covered by the report.

3.   The Auditor's Report does not identify the Public Company Accounting Oversight Board (PCAOB), as required by PCAOB Auditing Standard No. 1. AS 1 requires auditors' reports to state compliance with "the standards of the Public Company Accounting Oversight Board (United States)." In addition, AS 1 states

that a reference to generally accepted auditing standards in auditors' reports is no longer appropriate or necessary. Please refer to the following link: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P215_23214.

4.   The financial statements do not appear to comply with the accounting and reporting guidance of FAS 7 for development stage enterprises.

5.   The adoption of FAS 123R was required to be adopted as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. As such, it is no longer acceptable to follow only the disclosure provisions of FAS 123, as disclosed on page eight.

6.   The disclosures required by Item 8A of Form 10-KSB have not been provided. In this regard, the filing does not contain the information required by Items 307 and 308 of Regulation S-B.

Part III of Form 10-KSB

7.   Exhibits 31.1 and 32.2 should be removed from the text of the Form 10-KSB and filed as separate exhibits.

8.   Exhibit 31.1 makes reference to the quarterly report on Form 10-QSB and refers to the Company as the "registrant" rather than the "small business issuer." Refer to Item 601(b)(31) of Regulation S-B for the exact text of the required Section 302 certification.

Closing Comments

We will not perform a detailed examination of the above filing and we will not issue any comments until you file a corrective amendment to your form. To do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies. Please respond to these comments within 10 business days or tell us when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jennifer O'Brien at (202) 551-3721 or me at (202) 551-3683 with any questions.

Sincerely,

Jill Davis
Branch Chief